

January 22, 2013

Via E-mail
Mark E. Munro
Chief Executive Officer
InterCloud Systems, Inc.
2500 N. Military Trial, Suite 275
Boca Raton, FL 33431

> **Re:** **InterCloud Systems, Inc.**
> **Form 8-K**
> **Filed January 18, 2013**
> **File No. 0-32037**

Dear Mr. Munro:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

Dismissal of Previous Independent Registered Public Accounting Firm

1. Please revise your disclosure in the second paragraph to state that Sherb's report on your financial statements for each of the past two years contained an explanatory paragraph describing an uncertainty about your ability to continue as a going concern. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

2. We note that you intend to file Exhibit 16 by amendment. Please note that you should file an updated letter from Sherb & Co. in the amendment filed in response to our comment. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief